Exhibit 12

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,		Year Ended December 31,
amounts in millions, except fixed charges ratios	2018	2017	2017	2016	2015	2014	2013
Earnings:
Income before income taxes and noncontrolling interests	$1,349.4	$1,379.1	$1,786.8	$558.0	$1,379.6	$1,461.0	$1,169.3
Add:
Fixed charges (see below)	184.2	174.0	238.7	182.3	155.5	152.2	125.6
Amortization of capitalized interest	0.5	0.8	1.0	1.1	1.1	0.8	0.8
Less:
Capitalized interest	1.0	0.8	1.0	0.8	0.4	—	—

Total earnings for computation of ratio	$1,533.1	$1,553.1	$2,025.5	$740.6	$1,535.8	$1,614.0	$1,295.7

Fixed charges:
Interest expense on borrowings (1)	$147.1	$139.9	$190.1	$141.9	$120.6	$118.4	$92.3
Interest (income) expense, net on unrecognized tax benefits and other tax-related liabilities (2)	10.6	9.4	15.3	7.8	5.3	5.8	8.6
Interest capitalized	1.0	0.8	1.0	0.8	0.4	—	—
Estimated interest portion of rental expense (3)	25.5	23.9	32.3	31.8	29.2	28.0	24.7

Total fixed charges	$184.2	$174.0	$238.7	$182.3	$155.5	$152.2	$125.6

Ratio of earnings to fixed charges	8.3	8.9	8.5	4.1	9.9	10.6	10.3

(1)	Amounts are net of gains and losses on certain interest rate swaps that the Company utilizes to mitigate interest rate risk on its borrowings.
(2)

Represents net interest expense (income) related to unrecognized tax benefits and other tax-related liabilities. There may be periods whereby interest expense may be wholly or partially offset by reductions in accrued interest due to the completion of tax audits or updates to the Company’s tax positions which could result in the reversal of accrued interest.

(3)	Represents one third of rent expense which is the estimate of the interest component of rent expense.